February 27, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Tim Buchmiller

Re:	National Automation Services, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 13, 2012 File No. 0-53755

Dear Mr. Buchmiller:

National Automation Services, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about February 28, 2012:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Robert W. Chance

Robert W. Chance
Chief Executive Officer